 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Alpine Immune Sciences, Inc. (formerly known as Nivalis Therapeutics, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02083G100
(CUSIP Number)

July 24, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		277,314
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

277,314
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		179,272
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

179,272
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

179,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		50,452
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

50,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		50,452
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

50,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		661,200
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

661,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%
12	TYPE OF REPORTING PERSON

PN, IA

6

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		661,200
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

661,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%
12	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 02083G100

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		661,200
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

661,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%
12	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 02083G100

Item 1(a).	Name of Issuer:

Alpine Immune Sciences, Inc., a Delaware corporation (the “Issuer”) (formerly known as Nivalis Therapeutics, Inc.).

Item 1(b).	Address of Issuer's Principal Executive Offices:

201 Elliot Ave. West, Suite 230

Seattle, Washington 98119

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 02083G100

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

02083G100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIP No. 02083G100

Item 4.	Ownership

(a)	Amount beneficially owned:

On July 24, 2017, the Issuer completed a business combination with what was then known as “Alpine Immune Sciences, Inc.” (“Alpine”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. (“Merger Sub”), and Alpine, pursuant to which Merger Sub merged with and into Alpine, with Alpine surviving as a wholly owned subsidiary of the Issuer (the “Merger”). On the same date, in connection with, and prior to the completion of, the Merger, the Issuer effected a 1:4 reverse stock split of its Common Stock, and on the same date, immediately after the completion of the Merger, the Issuer changed its name to “Alpine Immune Sciences, Inc.” Immediately after the Merger, the Issuer’s stockholders, warrantholders and optionholders immediately prior to the Merger owned, or held rights to acquire, approximately 26% of the fully-diluted Common Stock of the Issuer.

As of the close of business on July 25, 2017 (i) BVF beneficially owned 277,314 shares of Common Stock, (ii) BVF2 beneficially owned 179,272 shares of Common Stock, and (iii) Trading Fund OS beneficially owned 50,452 shares of Common Stock.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 50,452 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 661,200 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 154,162 shares of Common Stock held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 661,200 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 661,200 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 13,881,645 shares of Common Stock outstanding as of July 24, 2017, as disclosed in the Issuer’s Current Report filed on Form 8-K with the Securities and Exchange Commission on July 25, 2017.

As of the close of business on July 25, 2017 (i) BVF beneficially owned approximately 2.0% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.3% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 4.8% of the outstanding shares of Common Stock (approximately 1.1% of which is held in the Partners Managed Accounts).

11

CUSIP No. 02083G100

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 21, 2015.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 02083G100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2017

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:
Mark N. Lampert
President

13